Exhibit 4.7

Summary of Lease Agreement by and among Tefen Yazamut Ltd. and Medigus Ltd.

Note: this summary does not contain a full or direct translation of the terms of the original Hebrew-language lease agreement, and is designated solely for the purpose of providing a general presentation of such agreement.

On January 6, 2004, Tefen Yazamut Ltd. (the “Lessor”) and Medigus Ltd. (the “Company”) entered into a lease agreement, as amended from time to time, as further elaborated below.

1.	Leased Premises:

Certain areas in building number 7A located in the Omer Industrial Park.

Total square meters of leased premises: approximately 807.

2.	Term of Lease:

The premises are currently leased until December 31, 2018.

3.	Purpose of the Lease:

The premises are to be used by the Company for the purpose of offices, laboratories and clean rooms.

4.	Consideration:

In consideration for the leased premises the Company will pay Lessor a total amount of NIS 24,670 + VAT, per month, linked to the Israeli consumer price index The consideration shall be paid by the Company on a monthly basis.

The Company has provided the Lessor a deposit in the amount of NIS 45,000 for the purpose of guaranteeing its financial obligations under the lease agreement.

5.	Termination of the Lease Agreement:

The Lessor may immediately terminate the lease agreement upon: (i) the transfer or assignment of the Company’s rights in the premises to a third party contrary to the terms and conditions stipulated in the lease agreement; or (ii) the Company’s failure to pay any due amount to the Lessor within thirty (30) days of its due date; or (iii) use of the premises for purposes others than those stipulated in the agreement; or (iv) the Company creates a nuisance that may disturb the surrounding businesses.

6.	Liability for Injury, Damage or Loss:

(a)	The Company shall be liable for any injury, damage or loss caused by its act or omission in, or in connection with, the premises, to the body or property of any person or corporation, including to the Company or its employees or the Lessor and its subsidiaries.

(b)	The Company shall be liable and indemnify its employees or any other party for the damages, losses or expenses incurred by them due to injuries caused in relation with the Company’s activities in the premises and the Lessor shall not be liable for any such damages losses or expenses.

7.	Insurance and Indemnity:

The Company shall maintain such standard practice insurance policies as required by any applicable law and as customary with respect to the Company’s operations.